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                                                                    EXHIBIT 99.2

              TRICOM ANNOUNCES RESIGNATION OF CHAIRMAN OF THE BOARD

SANTO DOMINGO, Dominican Republic, Nov. 10 -- Tricom, S.A. (NYSE: TDR - News) today announced that Arturo Pellerano has tendered his resignation as a member and chairman of the board of directors of Tricom, effective immediately.

Pellerano cited the demands of his other business interests, including addressing recent allegations of improprieties related to Bancredito, a formerly GFN-owned commercial bank, as the reasons for his resignation. Pellerano is the chairman and principal shareholder of GFN Corporation, Ltd., which in turn is Tricom's largest shareholder. The search for a replacement is under way. No interim chairman has been named.

On October 30, 2003, Pellerano resigned from his position as Chief Executive Officer of Tricom and was replaced by Carl Carlson, former Chief Operating Officer. The Company is consolidating its management structure as part of its overall financial restructuring and corporate turnaround plan.

The Company also announced the resignation from the board of directors of Felipe Mendoza, a director of the Company and former Chief Executive Officer of Bancredito, effective immediately. Mr. Mendoza had been a director of Tricom since 1997. No replacement has been named.

About TRICOM

Tricom, S.A. is a full service communications services provider in the Dominican Republic. The Company offer local, long distance, mobile, cable television and broadband data transmission and Internet services. Through Tricom USA, the Company is one of the few Latin American based long distance carriers that is licensed by the U.S. Federal Communications Commission to own and operate switching facilities in the United States. Through its subsidiary, TCN Dominicana, S.A., the Company is the largest cable television operator in the Dominican Republic based on its number of subscribers and homes passed. For more information about Tricom, please visit www.tricom.net

Cautionary Language Concerning Forward-Looking Statements

Statements in this press release that are not strictly historical in nature are forward-looking statements. These statements are only predictions based on current information and expectations and involve a number of risks and uncertainties. Actual events or results may differ materially due to various factors. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, legal proceedings, exchange controls and occurrences in currency markets, competition, and the risk factors set forth in the Company's various filings with the Securities and Exchange Commission, including its

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more recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof.

     For Further Information Contact:
     Miguel Guerrero, Investor Relations
     Ph (809) 476-4044 / 4012
     E-mail: investor.relations@tricom.net

For additional information, please visit Tricom's Investor Relations website at http://www.tdr-investor.com or contact our Investor Relations department at the above numbers.